UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___April 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated April 1, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  April 1, 2004                     Signed: /s/ Larry Johnson

             Larry Johnson,

             CFO and Corporate Secretary

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE                                                                 FRG – Toronto Stock Exchange

FRR – Frankfurt Stock Exchange

April 1, 2004

FRONTEER CLOSES $7.18 MILLION IN FIRST TRANCHE OF FINANCING

Vancouver, April 1, 2004 - Fronteer Development Group Inc. (FRG:TSX, FRR-Frankfurt) is pleased to announce that it has closed the first tranche of its previously announced private placement financing to raise gross proceeds of approximately $7,178,300.  This financing was brokered by a syndicate of agents led by Pacific International Securities Inc and included Toll Cross Securities Inc and Dundee Securities Inc.

Pursuant to the financing, Fronteer issued 6,525,727 units at a price of $1.10 each.  Each unit consists of one common share and one-half of one share purchase warrant.  Each whole share purchase warrant entitles the holder thereof to acquire one common share of Fronteer for two years at an exercise price of $1.45 for the first year and $1.65 for the second year.

The Agents have elected to receive their 7% commission of the gross proceeds in cash ($339,951.58) and in units (147,754).  The Agents also received 652,573 broker warrants being 10% of the units sold.  Each broker warrant entitles the holder to acquire one common share of Fronteer at an exercise price of $1.50 for one year.

Proceeds of the offering will be used for the exploration of Fronteer’s mineral properties in Labrador and Red Lake, for the acquisition and development of new mineral properties and for working capital. In closing this first tranche of the financing, Fronteer has approximately $10 million in its treasury and 28,284,666 shares issued and outstanding.

The Agents have retained an option to sell up to an additional 2,674,273 units for gross proceeds of up to approximately $2,941,700 until April 15, 2004.

Fronteer has five active exploration programs in Canada focused on gold and uranium-copper-gold-silver - (Olympic dam style) deposits.  Fronteer is also currently completing due diligence on Teck Cominco’s advanced stage gold portfolio in Turkey, and is continuing in its aggressive acquisition strategy on an international scale capitalizing on the strengths of its management team and board of directors.

On behalf of Fronteer Development Group Inc.

MARK O'DEA PhD, P.Geo

President and CEO

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

NOT FOR DISSEMINATION TO US NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES